UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number 1-34694

VEON Ltd.
(formerly VimpelCom Ltd.)
(Translation of registrant’s name into English)

Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐.

Information contained in this report

The information set forth in this Form 6-K is hereby incorporated by reference into the registration statement filed with the Securities and Exchange Commission by the registrant on Form F-3 (Registration No. 333-196223).

On May 22, 2023 the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1. The press release announces the Registrant’s 2023 Annual General Meeting of Shareholders (“2023 AGM”). The official notice of the 2023 AGM and proxy form sent to shareholders of record are attached hereto as Exhibit 99.2 and 99.3, respectively.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Press Release, dated May 22, 2023
99.2	Notice of 2023 AGM
99.3	Proxy Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: May 23, 2023

	By:	/s/ Kaan Terzioğlu
	Name:	Kaan Terzioğlu
	Title:	Chief Executive Officer